As filed with the Securities and Exchange Commission on
January 26, 1999
                                       Registration No. 333-67439
=================================================================
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                   ___________________________

                         AMENDMENT NO. 2
                               TO
                           FORM S-2
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933
                   ___________________________

                  DYNAMICWEB ENTERPRISES, INC.
         (Name of Small Business Issuer in Its Charter)

      New Jersey                 7372              22-2267658
(State or other Juris-    (Primary Standard     (I.R.S. Employer
diction of Incorpora-    Industrial Classif-     Identification
 tion or Organization    ication Code Number)        Number)

                  DynamicWeb Enterprises, Inc.
                        271 Route 46 West
                      Building F, Suite 209
                   Fairfield, New Jersey 07004
                         (973) 244-1000
       (Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

                    Steven L. Vanechanos, Jr.
                     Chief Executive Officer
                  DynamicWeb Enterprises, Inc.
                        271 Route 46 West
                      Building F, Suite 209
                   Fairfield, New Jersey 07004
                         (973) 244-1000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:
Stephen F. Ritner, Esquire         Irwin A. Kishner, Esquire
Scott H. Spencer, Esquire          Herrick, Feinstein, LLP
Stevens & Lee                      2 Park Avenue
One Glenhardie Corporate Center    New York, New York 10016
1275 Drummers Lane                 (212) 592-1435
P.O. Box 236
Wayne, Pennsylvania 19087
(610) 964-1480
                   ___________________________

Approximate date of commencement of proposed sale to the public:
From time to time, at the discretion of the selling shareholders, after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If this Form is a post-effective registration statement filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE
=================================================================
                                Proposed    Proposed
Title of Each         Amount    Maximum     Maximum
Class of Secur-       to be     Offering    Aggregate   Amount of
  ities to be         Regis-    Price Per   Offering    Registra-
  Registered         tered(1)    Unit(1)    Price(1)    tion Fee
_________________________________________________________________
Common Stock           3,000     $2.43       $7,290        $2.15


-----------------------------------------------------------------
Common Stock          769,230    $ 2.43   $1,869,229      $551.42
issuable upon
conversion of
convertible
preferred stock(2)
_________________________________________________________________

Common Stock         162,500      $6.00      $975,000    $287.62
issuable upon
exercise of
warrants(3)
_________________________________________________________________

Common Stock          45,000      $5.50      $247,500     $73.01
issuable upon
exercise of
options of
Perry & Co.(4)
_________________________________________________________________
Common Stock          45,000      $5.50      $247,500     $73.01
issuable upon
exercise of
options of
Joel Arberman.(4)
=================================================================
(1) Estimated pursuant to Rule 457(a) solely for purposes of calculating the Registration Fee.
(2) Calculated pursuant to Rule 457(g)(3) in accordance with paragraph (c), using the average of the bid and asked prices on November 10, 1998, solely for the purposes of calculating the Registration Fee.
(3) Calculated pursuant to Rule 457(g)(1) using a fixed exercise price of $6.00 per share for the Common Stock, solely for the purposes of calculating the Registration Fee.
(4) Calculated pursuant to Rule 457(g)(1) using a fixed exercise price of $5.50 per share for the Common Stock, solely for the purposes of calculating the Registration Fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
=================================================================

                      Cross Reference Table

                    Location in Prospectus of
         Information Required by  Part  I  of  Form  S-2

Item
 No.   Caption                           Location in Prospectus
 1     Front of the Registration        Outside Front Cover Page
       Statement and Outside Front
       Cover Page of Prospectus

 2     Inside Front and Outside Back    Inside Front Cover Page,
        Cover Pages of Prospectus       Where You Can Find More
                                        Information About
                                        DynamicWeb Enterprises,
                                        Inc.

 3     Summary Information and          Risk Factors
       Risk Factors

 4     Use of Proceeds                  Not Applicable

 5     Determination of Offering        Offering Price
       Price

 6     Dilution                         Not Applicable

 7     Selling Security Holders         Selling Shareholders

 8     Plan of Distribution             Plan of Distribution

 9     Description of Securities        Description of Securities

 10    Interests of Named Experts       Legal Matters, Experts
       and Counsel

 11    Information with Respect to      Where You Can Find More
                                        Information About
                                        DynamicWeb Enterprises,
                                        Inc.

 12    Incorporation of Certain         Where You Can Find More
       Information by Reference         Information About
                                        DynamicWeb Enterprises,
                                        Inc.

 13    Disclosure of Commission         Disclosure of Commission
       Position on Indemnification      Position on
       for Securities Act               Indemnification for
       Liabilities                      Securities Act
                                        Liabilities

                           PROSPECTUS
                        1,024,730 SHARES
                  DYNAMICWEB ENTERPRISES, INC.
                          COMMON STOCK

Shares Offered: This prospectus relates to a total of 1,024,730 shares of common stock, $.0001 par value, of DynamicWeb
Enterprises, Inc.

Offering Price: The shares will be offered for sale at market prices from time to time.

Selling Shareholders: The shares are being offered by several shareholders of DynamicWeb, not by DynamicWeb itself. The several selling shareholders are acting individually, not as a group. See "Selling Shareholders" for more information.

Trading Market:  The Company's Common Stock is traded on the
National Association of Securities Dealers, Inc. ("NASD") Over-the-Counter ("OTC") Bulletin Board under the symbol "DWEB."

Proceeds: DynamicWeb will not receive any of the proceeds from sales made by the selling shareholders.

     There are risks associated with the purchase of these shares. An investor should carefully read the Risk Factors section of this prospectus located at Page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

     The date of this Prospectus is January __, 1999.

TABLE OF CONTENTS

The Business of DynamicWeb Enterprises, Inc...............   1

Risk Factors..............................................   3

Selling Shareholders......................................  10

Plan of Distribution......................................  14

Description of Securities to be Registered................  15

Where You Can Find More Information
     About DynamicWeb Enterprises, Inc....................  16

Legal Matters.............................................  18

Experts...................................................  18

Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities.......  18

Financial Statements......................................  F-1

          THE BUSINESS OF DYNAMICWEB ENTERPRISES, INC.

          DynamicWeb is involved in the business of "electronic commerce." The term "electronic commerce" is a shorthand expression for how businesses use computers to electronically send and receive business documents. This allows businesses to reduce or eliminate the paperwork involved in buying and selling their products.

          DynamicWeb develops and sells computer software products and provides services to businesses to help them engage in electronic commerce.

Background of the Industry

          In electronic commerce, computers and
telecommunications take the place of paper documents, mail and faxes. Businesses now use computers to electronically send and receive a wide variety of business documents. These include, for example, product catalogs, price lists, purchase orders and invoices.

          Electronic data interchange is a specific form of electronic commerce. It refers to when a business transmits data with its customers or its vendors in the course of a business transaction. A typical example of electronic data interchange is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. The computers of the buyer and the seller communicate and exchange the relevant information. They use an agreed-upon or standard format to do so.

          In an earlier stage of electronic commerce, companies that wanted to do business electronically needed to have an arrangement with special type of computer network, called a value-added computer network. A value-added network provides standardized forms and acts as a kind of electronic post office, where data and forms are exchanged, parties can communicate via email, and funds can be electronically transferred.

          Many value-added networks are still in place. Companies, especially larger companies, continue to utilize them for electronic commerce. DynamicWeb's product and service offerings are capable of being integrated with a client's existing use of a value-added network, or to bypass the need for using a value-added network by using the Internet instead.

DynamicWeb's Products and Services

          Primarily, our business is providing electronic commerce services, including software for customers who want to engage in electronic commerce. We function as the customer's
<PAGE 1> data service center in support of their electronic
commerce transactions. Second, we provide consulting services in the area of electronic commerce.

          We sell four principal electronic commerce packages:

          - Our first package is called EDIxchange(sm)Buy or Sell. It is a service that allows businesses that already are set up to conduct electronic commerce transactions to offer electronic commerce capability to their customers or suppliers who do not yet have that capability.

          - Our second package is called EDIxchange(sm). It is a service that allows businesses to deal with each other electronically through a document exchange network. We sell this package primarily to customers who do not have an internal electronic commerce capability.

          - Our third package is called EDIxchange(sm)Support. It is a portfolio of professional consulting services provided to customers who wish to augment their in-house electronic commerce resources. It includes on-site and remote consulting. It is focused on developing and implementing electronic commerce strategies, EC systems integration to existing legacy systems, and EDI mapping services.

          - Our fourth package is called EDIxchangeConnect(sm). It is a combination of software and service. It is a narrower product for companies that use the RealWorld and Synchronics computerized accounting systems. It allows users of those systems to either send or receive documents electronically directly from within the accounting system. For example, a company could electronically send the company's income statement to another party. Additionally, we offer an option with EDIxchange Connect(sm) that allows a business to electronically create a shipping list or product list.

Current Customers

     The following charts show some of our customers and the packages that they are using.

                    EDIxchange(sm)Buy or Sell

Company                             Business

Rite Aid Pharmacy                  Retail pharmacy chain
Southern New England Bell
  Telephone                        Communications
Service Merchandise                Retail discount chain
Linens N' Things                   Retail home accessories
Great American Knitting Mills      Makers of Gold Toe socks
GTE Supply                         Telecommunications distributor
<PAGE 2>

                         EDIxchange(sm)

Company                Business

Soundesign Corp.       Manufacturer of electronic equipment
Church & Dwight        Manufacturers of Arm & Hammer Baking Soda
Royal Doulton          Maker of fine china
Russ Berrie & Co.      Manufacturer of Gift Items

                      EDIxchange(sm)Support

Company                             Business

Nabisco                             Consumer Goods
Toys R Us                           Toy Retailer

Recent Business Changes

          In May 1998, we bought Design Crafting, Inc., a company that provided electronic commerce consulting services. We felt that the purchase of Design Crafting, Inc. would help us expand our consulting services.

          Before September of 1998, we had a business structure that was composed of a parent company, DynamicWeb Enterprises, Inc., and four subsidiaries. On September 30, 1998, we merged all of the subsidiaries into the parent company to help streamline the structure of our organization.

                          RISK FACTORS

          The purchase of our common stock is very risky. You should not invest any money you cannot afford to lose. Before you buy our stock, you should carefully read this entire prospectus. We have highlighted for you what we think are the major risks which could most affect our business. There are certainly other risks that could affect our business.

Continuous Losses

          DynamicWeb has been engaged in the electronic commerce business since only March of 1996. We have lost money every quarter since that time. As of September 30, 1998, the end of our latest fiscal year, we had lost a total of $6,532,000.

Prior Capital Depleted

          We have had to sell a material amount of our stock to raise capital to fund our prior losses and the costs of pursuing our business plan. The proceeds of those stock sales are nearly depleted. <PAGE 3>

          We raised approximately $3.2 million net of expenses when we sold our stock in a public offering in February 1998. As of August 1998, we had spent the money from the sale to run the company. We raised a net amount of $779,000 from the sale of the first portion of the Preferred Stock to the Shaar Fund in August, 1998. By December of 1998, we had used that money to run the company. We raised an additional net amount of $455,000 in the sale of the second and final stage of the Preferred Stock in December of 1998. We anticipate that money will last until approximately March 1999.

Substantial Losses Expected

          We expect to lose substantial amounts of money in the near future. We have intentionally increased our expenses substantially, and will continue to do so, by hiring more employees and spending more money to develop and market our products. Presently we have cash flow deficiencies of approximately $200,000 per month. We cannot give any assurances that our increased expenditures will result in sufficient increases in sales to make us profitable.

Need for More Capital

          Because we are losing money in our operations, unless we raise a significant amount of new capital we will run out of money. We estimate that our resources on hand will last until approximately March 1999. We also estimate that we will need to raise approximately $3,000,000 in order to continue operations under our present business plan until the end of 1999.

          There is no assurance that we will be able to raise new capital. If we are not able to raise additional funding in a timely manner, we may have to scale back our operations or possibly cease operations. If we sell more common stock, the interests of existing investors in DynamicWeb may be diluted, meaning that their percentage ownership will be reduced.

Auditors' Going Concern Considerations

          Our auditors' opinion on our financial statements as of September 30, 1998, calls attention to substantial doubts as to the ability of the Company to continue as a going concern. This means that they question whether we can continue in business. If we cannot continue in business, our common stockholders would likely lose their entire investment. Our financial statements are prepared on the assumption that we will continue in business. They do not contain any adjustments to reflect the uncertainty over our continuing in business.
  <PAGE 4>
New Product Risk

          In general, electronic commerce products and services are new. DynamicWeb's particular products and services are very new. These products and services may never gain enough acceptance for us to make a profit selling them.

          At this time, there is limited use of electronic commerce products. As with any new product, its acceptance by customers is unpredictable. Companies have used other traditional means of doing business for many years. It is difficult to convince companies to adopt new technology. We need to convince a large number of industries that using electronic commerce means is the best way for them to conduct business.

Dependence on the Internet

          We have based our particular business strategy on the development of the Internet. The Internet has a number of specific problems that are of concern to our business. The main ones are the security of information, access to and the reliability of connections, and the speed of information transmission.

          The Internet is a way for a customer to use his or her computer to access a worldwide network of computers. The
Internet allows a computer in one location to talk to or communicate with a computer at any location in the world through the network.

          Improvements are needed in protecting information sent through the Internet. The Internet lacks a uniform, consistent way to keep company information sent via the Internet safe and secure. Until this problem is addressed, use of the Internet to conduct electronic commerce is likely to develop more slowly.

          Similarly, people perceive problems with access to the Internet, the reliability of the Internet and the speed of transferring information. Until those issues are addressed, use of the Internet to conduct electronic commerce is likely to develop more slowly.

          The Internet improvements are not under our control.
We must depend on others to address these improvements.

          At this time, the costs of using the Internet are based on a monthly charge. For the monthly charge, a business can send one or one million transactions over the network and the cost of access does not change. We do not know if the favorable monthly charge system will continue or if future government regulations will drive up the cost of using the Internet.

Technology Changes
  <PAGE 5>
          Technological changes in the computer software industry happen rapidly. If we do not respond to those changes quickly and efficiently, we will not be a competitive company in the industry. We face a significant danger because we presently only have four groups of products to sell and they all provide essentially one service.

Penny Stock

          Our common stock recently has been a "Penny Stock." It is relatively difficult for an investor to sell shares of a Penny
Stock.

          Any stock which falls below $5.00 per share selling
price in the public market is called a "Penny Stock."   Our
common stock traded below $5.00 per share throughout the last six months of 1998, and near or under $5,00 during much of 1999. It is much more difficult to sell a Penny Stock than other shares that trade on a national market or stock exchange because of the extra steps the broker/dealer must take before selling the stock.
 A sale of Penny Stock does not usually take place as quickly as a sale of shares that trade on a national market or stock exchange. Because of the difficulty in dealing in Penny Stocks, many broker\dealers are unwilling to participate in buying and selling our shares.

          A Penny Stock is subject to special rules issued by the Securities and Exchange Commission that regulate how an investor can purchase the shares. These rules are designed to protect investors from gambling on cheap stocks in hopes of picking the occasional big winner. Although there are exceptions to the rules for certain institutional or high net worth individuals, usually, the broker\dealer must: (a) determine the suitability of the purchase for the particular investor; (b) provide a first time investor in Penny Stock with a document disclosing the risks of investing in this type of stock; and (c) have the purchase approved by a compliance officer of the brokerage firm.

          Because of the time required to comply with these requirements it could become difficult for you to sell an investment in DynamicWeb if our stock is subject to the Penny Stock rules. You may want to sell your shares of the Company at a time when you can show a profit, however by the time a sale of your shares is approved, the stock price may have declined to the point where you will have a loss on your investment.

Small Market for our Common Stock

          It may be difficult for an investor to sell shares of our common stock, since there is only a small market for our common stock.

          Our common stock has not been traded actively. The investment community has not shown a great deal of interest in
<PAGE 6> our shares.  Simply, there have been relatively few buyers and sellers of our stock.

          We have recently agreed to have our shares marketed over the Internet. We are hoping that the additional public exposure about us and our products would increase the interest in our stock, but we have not seen a significant change in the number of shares being traded.

          Because we are not traded on a national exchange, the quotation for the price of our stock is difficult for an investor to obtain without professional help. Out stock quote is generally not found in daily newspaper quotations.

Competition

          The electronic commerce industry is intensely competitive and changes rapidly. There are many larger, more established companies such as Microsoft and IBM that sell electronic commerce packages. We are faced with significant competition from those companies that are already established in the industry. They have significantly more resources than we do. We expect competition to intensify in the industry.

Reliance on Other Software

          We use software that is licensed from other companies with our software products. The licensed software is an essential part of our products. We do not have exclusive rights to any of the essential software; it can be licensed to anyone, including our competitors. Any of the essential software could become unavailable or too expensive for us to use with our products. If any of the essential software licenses becomes unavailable, our products would have to be redesigned or new software obtained. There can be no assurance that is possible.

Reliance on PERL

          DynamicWeb's software is written using Practical Extraction and Reporting Language ("PERL"). This language is presently used to write software for use on the Internet. Because the Internet design and standards for use are not controlled by any certain organization or individual, the continued use of PERL for Internet programs is not guaranteed. If the programming language for the Internet were to change, we could incur substantial expenses in an attempt to continue to support and develop PERL.

Dependence on Distribution and Marketing Relationships

          We do not have a large number of sales and marketing employees. Consequently, our distribution channels are limited. We need to achieve broad distribution of our products to generate sales. We must maintain and develop relationships with leading
<PAGE 7> companies that market software products and electronic commerce services.

Dependence on Intellectual Property Rights

          We use software technology that was developed by us for use on the Internet. We have applied for a patent on the software, called NetCat, but have not yet been granted the patent. We may not get the patent or even if we do it may not sufficiently protect our rights in the technology. The patent would not provide protection outside of the United States. Even if the patent is granted, it may be challenged and we may have to spend a significant amount of money to defend the patent.

          Patent infringement litigation is common in the electronic commerce industry. We don't think we are infringing on any patents or other intellectual property rights. However, if we are accused of violating another company's intellectual property rights, we may have to spend significant amounts of money defending ourselves.

Liability for Customers' Transactions; Availability of Insurance

          We are responsible for the electronic exchange of many types of business documents using our products and systems. These documents include the operational documents of our customers such as orders, invoices, shipping and payment documents. If for any reason we were unable to provide our service, we could be liable to our customers for their loss of business. We carry insurance policies to try and protect us in the event that we are sued by any customer for loss of business due to our failure to provide contracted services. Although we believe that we have adequate policies in effect, there is no guarantee that they will be sufficient to cover all potential losses.

Key Personnel

          Our success will depend largely on retaining several of our key senior management and technical personnel. This includes our Chairman of the Board, Steven L. Vanechanos Jr., James D. Conners, President of the Company and Kenneth R. Konikowski, Executive Vice President of the Company. DynamicWeb requires key personnel to sign a confidentiality and non-competition agreement as part of their employment, but these do not protect us from the loss of their knowledge and expertise were they to leave. We have key man life insurance in the amount of $3,000,000 on Steven
L. Vanechanos, Jr.

Ability to Attract Qualified Personnel

          We are a very small, service-based technology company. We feel our success in the future is highly dependent on attracting additional highly skilled personnel, particularly
<PAGE 8> those who can operate in a technical environment.  The market for these types of professionals is highly competitive and more established companies are able to provide higher salaries and better benefits than we are.

Obstacles to a Takeover of the Company

          There are several provisions in our Certificate of Incorporation and under New Jersey law that can operate to make it more difficult for a third party to acquire DynamicWeb, where the Board of Directors determine not to be acquired, even if the shareholders are in favor of being acquired. Those are:

               - The Board of Directors has the authority to issue 5,000,000 shares of preferred stock without the approval of the shareholders.

               -  Our system of election of the Board of
Directors in staggered classes.

               - Provisions of New Jersey Law which prevent a 10% stockholder who has not received the prior approval of the Board of Directors from engaging in a "business combination" transaction with DynamicWeb for a period of five years after the date on which the person became such a 10% stockholder.

Possible Volatility of Stock Price

          Our stock price is particularly volatile, because of its low price and because we are a technology company. Investors react to news of operating results, innovations in the industry and changes in general economic conditions. Stocks in the technology industry are particularly volatile in their reaction to these types of factors.

          When there is a fluctuation in market price, there is the possibility that our shareholders will blame us for taking some inappropriate action. In the past these types of situations have resulted in shareholder litigation. If this type of shareholder action were to happen, it would cost us significant amounts of money to litigate.

Substantial Options and Warrants Reserved

          We have substantial warrants, options and conversion rights outstanding. The exercise of any or all of the options, warrants and rights may further dilute the net tangible book value of your investment in DynamicWeb, or have a negative effect on the market price of our common stock. Additionally, the holders of the options and warrants may exercise them at a time when DynamicWeb would have been able to sell the associated shares to someone else at a higher price.
  <PAGE 9>
          We have an Employee Stock Option Plan. We can issue options to purchase a total of 334,764 shares of common stock to our employees and officers under this plan. To date, we have issued all 334,764 options to employees under this plan, and the Board of Directors has conditionally granted an additional 21,412 options, subject to shareholder approval of an increase in authorized shares under this plan.

          We also have a Stock Option Plan for Outside Directors and we may issue a total of 78,254 options under this plan. We have granted 31,296 options to outside directors to date.

          We have granted warrants to existing shareholders to purchase 125,000 shares of common stock at $6.00 a share in return for a previous contribution of their common stock back to the company.

          Perry & Co. and its principal hold options to purchase
90,000 shares of common stock at $5.50 per share.

          The Shaar Fund owns warrants for purchase of 137,500 shares of common stock at $6.00 a share in connection with a private placement of Preferred Stock.

          The Shaar Fund also presently holds 1,375 shares of preferred stock which is presently convertible into approximately 269,607 shares of DynamicWeb common stock, based upon an assumed conversion price of 85% of the $6.00 per share market price of the common stock as of January 22, 1999. The number of shares of common stock into which the preferred stock is convertible is a function of the market price of the common stock; and if the market price declines from its present level, the number of shares of common stock into which it can be converted could increase materially. Also, the conversion price declines over time to 78% of market price. See "Selling Shareholders -- The Shaar Fund."

                      SELLING SHAREHOLDERS
General

          There are six selling shareholders. The selling shareholders are acting individually, not as a group. None of the selling shareholders or their affiliates has held any position, office or other material relationship, other than as a shareholder, with DynamicWeb. The identity of the selling shareholders and the maximum number of shares of common stock offered under this prospectus by each of them are as follows:

     The Shaar Fund, Ltd.               906,730 shares(1)
     Perry & Co.                         45,000 shares
     Joel Arberman                       45,000 shares
     Zazoff Associates, L.L.C.           10,000 shares
     The Malachi Group, Inc.              8,500 shares
     Peter Baxter, Jr.                    9,500 shares  <PAGE 10>
___________________
(1) This number of shares is the initial number that the Shaar Fund has the right to require DynamicWeb to register for it. The actual number of shares that the Shaar Fund will acquire and then sell under this prospectus is determined, in part, by a formula described below under "The Shaar Fund."

     The above numbers of shares for each selling shareholder represents 100% of the shares of common stock of DynamicWeb which each person owns or has a right to acquire, except that the Shaar Fund may acquire more than 906,730 shares of DynamicWeb common stock if the actual conversion price for the conversion of the preferred stock held by the Shaar Fund is less than $1.95 per share.

     None of the selling shareholders would own or have the right to acquire any other shares of common stock of DynamicWeb after this offering is complete, unless the actual conversion price for the conversion of the preferred stock held by the Shaar Fund is less than $1.95 per share. In that case, the Shaar Fund may acquire more than 906,730 shares of DynamicWeb common stock.

The Shaar Fund

     The Shaar Fund is offering up to 906,730 shares of common stock of DynamicWeb that it has acquired or has the right to acquire under the terms of convertible preferred stock and warrants of DynamicWeb held by the Shaar Fund. This number consists of the following two components:

          - 137,500 shares of DynamicWeb common stock which the Shaar Fund can acquire under warrants.

          - 769,230 shares of common stock into which the convertible preferred stock is assumed to be convertible. Under DynamicWeb's agreement with the Shaar Fund, DynamicWeb is required initially to register this number of shares. This number is determined based upon the assumption that the conversion of the convertible preferred stock into common stock will occur at a conversion price of $1.95 per share.

     The convertible preferred stock has a conversion value of $1,000 per share. That conversion value is credited towards the purchase of shares of common stock at an agreed-upon purchase or conversion price. The applicable purchase or conversion price is a discount to the market price of the common stock at the time of conversion. Therefore, the higher the market price of DynamicWeb common stock at the time of conversion, the fewer number of shares will be acquired; and the lower the market price of DynamicWeb common stock at the time of conversion, the greater number of shares will be acquired.

     The applicable purchase or conversion prices are as follows:
  <PAGE 11>
          (1) For preferred stock converted up to 180 days after purchase, the lesser of $5.50 per share or 85% of the "market price" of DynamicWeb common stock.

          (2) For preferred stock converted between 180-360 days after purchase, 80% of the market price of DynamicWeb common stock.

          (3) For preferred stock converted 360 days or more after purchase, 78% of the market price of DynamicWeb common stock.

For these purposes, the "market price" is the average of the lowest 3 days closing bid prices of the common stock for the 20 trading days immediately preceding the conversion.

     The Shaar Fund may elect when to convert the preferred stock, except that all shares of preferred stock will be converted automatically on August 7, 2000.

     On December 3, 1998, it converted 125 shares of preferred stock into 95,420 shares of common stock.

     The shares being offered by the Shaar Fund are being registered under registration rights and option agreement between DynamicWeb and the Shaar Fund.

     DynamicWeb is unable to determine the exact number of shares that the Shaar Fund will actually sell pursuant to this prospectus because the Shaar Fund has the discretion to determine when and whether it will sell any shares under this prospectus, and also because the actual number of shares which the Shaar Fund will acquire by converting the convertible preferred stock is not known.

Perry & Co.

     Perry & Co. is offering shares of common stock of DynamicWeb that it has acquired or has the right to acquire under the terms of options of DynamicWeb held by Perry & Co. Perry & Co. has an option to purchase 45,000 shares of DynamicWeb common stock at an exercise price of $5.50 per share. The options were received as compensation for services rendered in 1998.

     The shares being offered by Perry & Co. are being registered under registration rights provided for in an agreement for investor relations services between DynamicWeb and Perry & Co.

     DynamicWeb is unable to determine the exact number of shares that Perry & Co. will actually sell pursuant to this prospectus because Perry has the discretion to determine when and whether it will sell any shares under this prospectus.

Joel Arberman  <PAGE 12>

     Mr. Arberman is offering shares of common stock of DynamicWeb that he has acquired or has the right to acquire under the terms of options of DynamicWeb held by Mr. Arberman. Mr. Arberman has an option to purchase 45,000 shares of DynamicWeb common stock at an exercise price of $5.50 per share. The options were received as compensation for services rendered in 1998. Mr. Arberman is a principal of Perry & Co.

     The shares being offered by Mr. Arberman are being registered under registration rights provided for in an agreement for investor relations services between DynamicWeb and Perry &
Co.

     DynamicWeb is unable to determine the exact number of shares that Mr. Arberman will actually sell pursuant to this prospectus because he has the discretion to determine when and whether he will sell any shares under this prospectus.

The Malachi Group, Inc.

     The Malachi Group is offering shares of common stock of DynamicWeb that it has acquired or has the right to acquire under the terms of warrants of DynamicWeb held by Malachi. Malachi holds warrants to purchase 8,500 shares of DynamicWeb common stock at an exercise price of $6.00 per share. Those warrants were received as compensation for services rendered in 1998.

     The shares being offered by the Malachi Group are being registered under registration rights provided for in an agreement for investment banking services between DynamicWeb and Malachi.

     DynamicWeb is unable to determine the exact number of shares that Malachi will actually sell pursuant to this prospectus because Malachi has the discretion to determine when and whether it will sell any shares under this prospectus.

Peter Baxter, Jr.

     Mr. Baxter is offering shares of common stock of DynamicWeb that he has acquired or has the right to acquire under the terms of warrants held by Mr. Baxter. Mr. Baxter holds 1,000 shares of common stock and warrants to purchase an additional 8,500 shares of DynamicWeb common stock at an exercise price of $6.00 per share. The shares and warrants were received as compensation for services rendered in 1998. Mr. Baxter is a principal of Malachi.

     The shares being offered by Mr. Baxter are being registered under registration rights provided for in an agreement for investment banking services between DynamicWeb and Malachi.

     DynamicWeb is unable to determine the exact number of shares that Mr. Baxter will actually sell pursuant to this prospectus because he has the discretion to determine when and whether he will sell any shares under this prospectus. <PAGE 13>

Zazoff Associates, L.L.C.

     Zazoff Associates is offering shares of common stock of DynamicWeb that it has acquired or has the right to acquire under the terms of warrants held by Zazoff. Zazoff holds 2,000 shares of common stock and warrants to purchase an additional 8,000 shares of DynamicWeb common stock at an exercise price of $6.00 per share. The shares and warrants were received as compensation for services rendered in 1998.

     The shares being offered by Zazoff are being registered under registration rights provided for in an agreement for investment banking services between DynamicWeb and Zazoff.

     DynamicWeb is unable to determine the exact number of shares that Zazoff will actually sell pursuant to this prospectus because it has the discretion to determine when and whether it will sell any shares under this prospectus.

                      PLAN OF DISTRIBUTION

     The registration statement of which this prospectus forms a part has been filed to satisfy registration rights held by the selling shareholders under agreements between DynamicWeb and the selling shareholders. To DynamicWeb's knowledge, as of this date, none of the selling shareholders has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by them, nor does DynamicWeb know the identity of the brokers or market makers which might participate in such offering.

     The shares being registered and offered may be sold from time to time by the selling shareholders. The selling shareholders will act independently of DynamicWeb in making decisions with respect to the timing, manner, and size of each sale. The sales may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the market price, or in negotiated transactions.

     The shares may be sold by one or more of the following methods:

          (a) A block trade in which the broker-dealer engaged by a selling shareholder will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

          (b) Purchases by the broker-dealer as principal and resale by such broker or dealer for its account according to this prospectus.

          (c) Ordinary brokerage transactions and transactions in which the broker solicits purchasers.
  <PAGE 14>
     To the best of the DynamicWeb's knowledge, none of the selling shareholders has, as of this date, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a selling shareholder in amounts to be negotiated.

     In offering the shares, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any profits realized by the selling shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

     Rule 10b-6 under the Securities and Exchange Act of 1934 prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered under this registration statement.

         DESCRIPTION OF THE SECURITIES TO BE REGISTERED

General

          DynamicWeb's authorized capital stock consists of 50,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of undesignated preferred stock. As of the date of this prospectus, there were 2,351,737 shares of common stock issued and outstanding. As of December 31, 1998, the common stock is held of record by approximately 392 stockholders.

Common Stock

          Holders of common stock have the right to cast one vote, in person or by proxy, for each share owned of record on the record date on all matters submitted to a vote of the holders of common stock, including the election of directors. Holders of common stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares voting for the election of the class of directors to be elected by the common stock can elect all of such directors, and, in such event, the holders of the remaining shares of common stock will be unable to elect any of DynamicWeb's directors.
  <PAGE 15>
          Holders of the common stock are entitled to share ratably in such dividends as may be declared by the Board of Directors out of funds legally available for dividends, when, as and if declared by the Board of Directors and are also entitled to share ratably in all of the assets of DynamicWeb available for distribution to holders of shares of common stock upon the liquidation, dissolution or winding up of the affairs of DynamicWeb. Holders of common stock do not have preemptive, subscription or conversion rights. All outstanding shares of common stock are, and those shares of common stock offered here will be, validly issued, fully paid and non-assessable.

WHERE YOU CAN FIND MORE INFORMATION ABOUT
 DYNAMICWEB ENTERPRISES, INC.

This Registration Statement

     DynamicWeb has filed with the Securities and Exchange Commission a registration statement on Form S-2 together with all amendments and exhibits under the Securities Act of 1933, as amended, for the shares being offered. This prospectus, is only a part of the registration statement and does not contain all of the information given filed with the Securities and Exchange Commission. Any statements in this prospectus concerning the provisions of any contract or other document are not necessarily complete and, in each instance, the complete details of each contract or document are contained in the exhibits filed with the registration statement. Refer to the exhibit of each contract or document to obtain additional information. For additional information about DynamicWeb and the shares being sold, refer to the registration statement and the accompanying exhibits and schedules.

      For a fee, a copy of the registration statement, with exhibits, may be obtained from the SEC's office in Washington, DC at 450 Fifth Street, NW, Washington, DC 20549 or is available for you to read at their office without charge.

Other SEC Filings

     DynamicWeb is required by the Securities Exchange Act of 1934 to file reports, proxy statements, and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the SEC can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, DC 20549. For a fee, copies of this material can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW, Washington, DC 20549.

     The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the site is http://www.sec.gov.
<PAGE 16>

     DynamicWeb incorporates by reference the following documents filed with the Securities and Exchange Commission.

     1. DynamicWeb's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998;

     2.   DynamicWeb's Current Report on Form 8-K filed on May
          15, 1998 (as amended by Form 8-K/A No. 1 filed on July
          15, 1998 and Form 8-K/A No. 2 filed on November 10,
          1998);

     3.   DynamicWeb's Proxy Statement filed June 25, 1998; and

     4. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since September 30, 1998.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Copies of Documents

     This prospectus includes a copy of the our latest Form 10-KSB. To each person who receives a prospectus, we will provide upon request, without charge, a copy of the additional documents listed above, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be made to: DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004. Telephone number (973) 244-1000.

Predictions and Other Forward-Looking Information

     This prospectus and registration statement contain many forward-looking statements and information that are based on the beliefs and plans of DynamicWeb's management, on estimates and assumptions made by DynamicWeb's management, or on information currently available to DynamicWeb's management. Those forward-looking statements and information are also contained in DynamicWeb's other reports filed from time to time with the Securities and Exchange Commission, including its Form 10-KSB for the fiscal year ended September 30, 1998.

     When used in those SEC documents, words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions, as they relate to
<PAGE 17> DynamicWeb and its management, identify forward-looking statements. Such statements reflect the current views of DynamicWeb and its management with respect to future events.
They are subject to many risks, uncertainties and assumptions relating to the future.

     Some of those risks, uncertainties and assumptions include DynamicWeb's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the customers served by us, and the costs of pursuing our business plan. Other risks and uncertainties are specifically discussed in "Risk Factors" elsewhere in this prospectus.

     Should one or more of these risks or uncertainties materialize, or should the underlying estimates or assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                          LEGAL MATTERS

          Certain legal matters relating to the common stock offered hereby have been passed upon for DynamicWeb by the law firm of Stevens & Lee, Wayne, Pennsylvania and Lancaster,
Pennsylvania.

                             EXPERTS

          The consolidated financial statements of DynamicWeb Enterprises, Inc. and Design Crafting, Inc. incorporated by reference or appearing in this prospectus and registration statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent indicated in their reports on those financial statements also appearing elsewhere in this prospectus and registration statement or incorporated by reference. In the case of the financial statements of DynamicWeb, their report contains an explanatory paragraph with respect to substantial doubt as to the ability of DynamicWeb to continue as a going concern. Such financial statements have been incorporated into this prospectus and registration statement by reference or included in this prospectus and registration statement in reliance upon such reports given upon the authority of Richard A. Eisner & Company, LLP as experts in accounting and auditing.

    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the provisions set forth in the company's articles of incorporation, the company has been informed that in the opinion of the
<PAGE 18> Securities and Exchange Commission, such
indemnification is against public policy as expressed in the act and is therefore unenforceable.

                      DESIGN CRAFTING, INC.


                      FINANCIAL STATEMENTS


                       September 30, 1997
  PAGE F-1

Contents

                                                             Page

Financial Statements

Independent auditors' report................................   1

Balance sheet as of September 30, 1997......................   2

Statements of income for the years ended
September 30, 1997 and 1996.................................   3

Statement of changes in stockholder's equity
for each of the years ended September 30, 1997
and 1996....................................................   4

Statements of cash flows for the years ended
September 30, 1997 and 1996.................................   5

Notes to financial statements...............................   6
  PAGE F-2

INDEPENDENT AUDITORS' REPORT

Board of Directors
Design Crafting, Inc.


We have audited the accompanying balance sheet of Design Crafting, Inc. as of September 30, 1997, and the related statements of income, changes in stockholder's equity and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the DynamicWeb's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Design Crafting, Inc. as of September 30, 1997, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.



/s/ Richard A. Eisner & Company, LLP

Florham Park, New Jersey
July 10, 1998
  PAGE F-3

Balance Sheet
September 30, 1997

ASSETS
Current assets:
  Cash                                                    $ 5,015
  Accounts receivable                                      56,812
  Prepaid expenses and other current assets                   468
    Total current assets                                   62,295
Equipment, net of accumulated depreciation of $6,662        4,602
                                                          $66,897

LIABILITIES

Current liabilities:
  Accounts payable and accrued expenses                   $30,597
  Taxes payable - current                                   1,480
  Taxes payable - deferred                                  6,195
    Total current liabilities                              38,272

STOCKHOLDER'S EQUITY

  Common stock, no par value, authorized 1,000
   shares issued and outstanding 100 shares                 1,000
  Retained earnings                                        27,625
    Total stockholder's equity                             28,625
                                                          $66,897
  PAGE F-4

Statements of Income

                                              Year Ended
                                             September 30,
                                           1997         1996

Revenues - services                       $462,541     $311,363
Cost of services                           384,244      241,427
Gross profit                                78,297       69,936
Expenses:
  Selling, general and administrative       65,772       58,905
Income before taxes                         12,525       11,031
Income taxes                                 3,250        2,870
Net income                                $  9,275     $  8,161
  PAGE F-5

Statements of Changes in Stockholder's Equity

                                     Common Stock
                                 Number of               Retained
                                  Shares       Amount    Earnings    Total
Balance, October 1, 1995            100        $1,000    $10,189     $11,189
Net income                           --            --      8,161       8,161
Balance, September 30, 1996         100         1,000     18,350      19,350
Net income                           --            --      9,275       9,275
Balance, September 30, 1997         100        $1,000    $27,625     $28,625

  PAGE F-6

Statements of Cash Flows

                                                        Year Ended
                                                       September 30,
                                                     1997          1996
Cash flows from operating activities:
  Net income                                         $ 9,275       $ 8,161
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                     2,948           648
      Deferred income taxes                            1,390         2,700
      Changes in:
        Accounts receivable                             (867)      (29,993)
        Prepaid expenses and other current assets        718           687
        Accounts payable and accrued expenses        (10,249)       18,691
        Taxes payable                                  1,310          (725)
          Net cash provided by operating activities    4,525           169
Cash flows from investing activities:
  Purchase of equipment                               (6,902)       (1,296)
Net decrease in cash                                  (2,377)       (1,127)
Cash, beginning                                        7,392         8,519
Cash, ending                                         $ 5,015       $ 7,392

Supplemental disclosure of cash flow information:
  Cash paid for:
    Income taxes                                     $   550       $   895

  PAGE F-7

Note A - Summary of Significant Accounting Policies and Basis of
Presentation

[1]  Operations:

     Design Crafting, Inc. (the "Company") is a software developer and provides services primarily to customers in the distribution, retail and financial industries.

     In 1997, two customers and in 1996 one customer accounted for approximately 91% and 99% of revenues, respectively. As of September 30, 1997, two customers represented 100% of accounts receivable. No allowance for bad debts is required.

[2]  Revenue recognition:

     Revenue is recognized as the work is performed and services are provided at the customer's locations.

[3]  Use of estimates:

     The financial statements were prepared on an accrual basis in conformity with generally accepted accounting principles; estimates and assumptions were utilized to quantify certain components of the financial statements in the absence of specific amounts of the respective assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

[4]  Equipment:

     Equipment is recorded at cost less accumulated depreciation.
     Depreciation is provided using accelerated and straight-line methods over the estimated lives of the assets
     (2 to 3 years).

[5]  Income taxes:

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS 109") which requires use of the liability method of Accounting for Income Taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income taxes arise from temporary differences resulting primarily from income and expense items being reported on an accrual basis for financial statement purposes and on a cash basis for tax purposes. As a result, the Company had deferred federal and state liabilities of $6,195 as of September 30, 1997.
  <PAGE F-8>
Note B - Employee Benefit Plans

The Company has a qualified simplified employee pension (SEP) under Section 408(k) of the Internal Revenue Code. Employer contributions under a SEP are discretionary and are excluded from the participants taxable income to the extent of 15% of the participant's compensation subject to limits. The Company's contributions to the plan were $25,742 and $7,573 for the years ended September 30, 1997 and 1996, respectively.

Note C - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

Wages                         $18,486
Payroll taxes                   2,544
Employee benefit plan           7,796
Other                           1,771
                              $30,597
Note D - Income Taxes

                                             Year Ended
                                            September 30,
                                          1997         1996

Current tax expenses:

  Federal                                 $1,120       $   20
  State                                      740          150
                                           1,860          170
Deferred tax expenses:
  Federal                                    830        1,700
  State                                      560        1,000
                                           1,390        2,700
Provision for taxes                       $3,250       $2,870

The differences between the statutory income tax rate of 34% and the income taxes reported on the statement of income and retained earnings are as follows:

                                               Year Ended September 30,
                                              1997                    1996
Statutory rate                          $ 4,259     34%        $ 3,751     34%
Reduction due to graduated
  income tax rate                        (2,380)   (19)         (2,096)   (19)
State taxes, net of federal benefit       1,105      9             978      9
Other                                       266      2             237      2
Provision for taxes                     $ 3,250     26%        $ 2,870     26%

  <PAGE F-9>
Note E - Business Combination

On May 1, 1998, the Company completed a merger with Dynamicweb Enterprises, Inc. (Dynamicweb) by exchanging all of its issued and outstanding stock for 92,500 shares of common stock of Dynamicweb with a provision for up to an additional 10,000 shares to be calculated under a formula based on the value at closing and the realization of certain assets within 120 days of the closing.
  PAGE F-10

DYNAMICWEB ENTERPRISES, INC. AND SUBSIDIARIES


Unaudited Pro Forma Condensed Financial Statements

     On May 1, 1998, DynamicWeb Enterprises, Inc. and subsidiaries (the "Company") completed a stock-for-stock exchange transaction with Design Crafting, Inc. ("Design") which will be accounted for as a purchase in accordance with Accounting Principle Board No. 16. The following unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 1997 and the unaudited pro forma consolidated balance sheet as of September 30, 1997 are adjusted to give effect to the combination with Design by the issuance by the Company of 92,500 of its common shares in exchange for 100% of the Design shares as if such transaction had occurred on October 1, 1996 for the purposes of presenting pro forma statement of operations data and as of September 30, 1997, for presenting the pro forma balance sheet data.

     The unaudited condensed pro forma consolidated balance sheet and statement of operations should be read in conjunction with the notes thereto and the audited financial statements of the Company and Design and the notes thereto. The pro forma information is not necessarily indicative of what the financial position and results of operations would have been had the transactions occurred earlier, nor do they purport to represent the future financial position or results of operations of DynamicWeb Enterprises, Inc. and subsidiaries.

Unaudited Pro Forma Condensed Financial Statement Adjustments

[1]       To record the preliminary allocation of the purchase of
     Design valued at $474,063. The pro forma information includes the issuance of 92,500 shares of the Company's common stock on May 1, 1998. It does not reflect any contingently issuable shares, up to 10,000, that may be issued in the event that the Company collects certain amounts from the realization of certain assets reported on the Design Crafting, Inc. balance sheet as of May 1, 1998.

[2]       To record amortization of excess of cost over net
     assets of acquired business over ten years.

[3]       The pro forma weighted average number of shares
     outstanding is as follows:

          (a) Includes 654,597 shares of the Company's common stock subsequently contributed by certain of the Company's shareholders in exchange for 125,000 warrants.
  <PAGE F-11>
          (b) 92,500 shares issued in connection with the purchase transaction as if they were outstanding for the entire period presented.
  PAGE F-12

DynamicWeb Enterprises, Inc. and Subsidiaries
Pro Forma Consolidated Balance Sheet Data
Unaudited

                                                             Historical
                                                --------------------------------------
                                                    DynamicWeb
                                                 Enterprises, Inc.       Design
                                                 and Subsidiaries     Crafting, Inc.       As Revised       As Revised
                                                      as of               as of             Pro Forma       Pro Forma
                                                September 30, 1997   September 30, 1997    Adjustments     Consolidated
                                                ------------------   ------------------    -----------     ------------
                                                                                                          (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                        $  188,270           $  5,015                           $  193,285
  Accounts receivable, less allowance for
    doubtful accounts                                 100,425             56,812                              157,237
  Prepaid and other current assets                     20,738                468                               21,206
                                                   ----------           --------                           ----------
      Total current assets                            309,433             62,295                              371,728
Property and equipment                                284,512              4,602                              289,114
Excess of cost over net assets of acquired
  business                                                                                 $445,438           445,438
Patents and trademarks, less accumulated
  amortization                                         21,808                                                  21,808
Customer list, less accumulated amortization           83,333                                                  83,333
Deferred registration costs                           128,169                                                 128,169
Other assets and fees                                  60,461                                                  60,461
                                                   ----------           --------           --------        ----------
                                                   $  887,716           $ 66,897           $445,438        $1,400,051
                                                   ==========           ========           ========        ==========
LIABILITIES
Current liabilities:
  Accounts payable                                 $  182,340                                              $  182,340
  Accrued expenses                                    165,941           $ 30,597                              196,538
  Current maturities of long-term debt                  7,925                                                   7,925
  Loan payable - banks                                 24,049                                                  24,049
  Loans from stockholders                             117,163                                                 117,163
  Deferred revenue                                     15,065                                                  15,065
  Subordinated notes payable                          840,873                                                 840,873
  Taxes payable - current                                                  1,480                                1,480
  Taxes payable - deferred                                                 6,195                                6,195
                                                   ----------           --------                           ----------
      Total current liabilities                     1,353,356             38,272                            1,391,628

Long-term debt, less current maturities               185,811                                                 185,811
                                                   ----------           --------                           ----------
                                                    1,539,167             38,272                            1,577,439
                                                   ----------           --------                           ----------
CAPITAL DEFICIENCY
                                                                                           $ (1,000)(1)
Common stock                                              214              1,000                  9 (1)           223
Additional paid-in capital                          3,530,324                               474,054 (1)     4,004,378
Unearned portion of compensatory stock options       (204,000)                                               (204,000)
Accumulated deficit                                (3,577,989)            27,625            (27,625)(1)    (3,577,989)
                                                   ----------           --------           --------        ----------
                                                     (251,451)            28,625            445,438           222,612
Less treasury stock                                  (400,000)                                               (400,000)
                                                   ----------           --------           --------        ----------
      Total capital deficiency                       (651,451)            28,625            445,438          (177,388)
                                                   ----------           --------           --------        ----------
                                                   $  887,716           $ 66,897           $445,438        $1,400,051
                                                   ==========           ========           ========        ==========

  PAGE F-13

DynamicWeb Enterprises, Inc. and Subsidiaries
Pro Forma Consolidated Statement of Operations Data
Unaudited

                                                             Historical
                                                ---------------------------------------
                                                    DynamicWeb
                                                 Enterprises, Inc.       Design
                                                 and Subsidiaries     Crafting, Inc.       As Revised       As Revised
                                                for the year ended    for the year ended   Pro Forma       Pro Forma
                                                September 30, 1997    September 30, 1997   Adjustments     Consolidated

                                                                                                           (Unaudited)
Net sales:
  System sales                                     $  116,106                                              $  116,106
  Services                                            521,071           $462,541                              983,612
                                                   ----------           --------                           ----------

                                                      637,177            462,541                            1,099,718
                                                   ----------           --------                           ----------

Cost of sales:
  System sales                                         40,323                                                  40,323
  Services                                            213,180            384,244                              597,424
                                                   ----------           --------                           ----------

                                                      253,503            384,244                              637,747
                                                   ----------           --------                           ----------

Gross profit                                          383,674             78,297                              461,971
                                                   ----------           --------                           ----------

Expenses:
  Selling, general and administrative               1,854,686             65,772          $ 44,543 (2)      1,965,001
  Research and development                            234,808                                                 234,808
                                                   ----------           --------          --------         ----------

                                                    2,089,494             65,772            44,543          2,199,809
                                                   ----------           --------          --------         ----------

Operating income (loss)                            (1,705,820)            12,525           (44,543)        (1,737,838)
Purchased research and development                   (713,710)                                               (713,710)
Interest expense                                     (770,041)                                               (770,041)
Interest income                                         5,068                                                   5,068
                                                   ----------           --------          --------         ----------

Income (loss) before income taxes                  (3,184,503)            12,525           (44,543)        (3,216,521)
Income tax (expense) benefit                           21,700             (3,250)                              18,450
                                                   ----------           --------          --------         ----------

Net income (loss)                                 $(3,162,803)          $  9,275          $(44,543)       $(3,198,071)
                                                  ===========           ========          ========        ===========

Pro forma net loss per pro forma weighted
  average number of shares outstanding                                                                         $(2.16)
                                                                                                               ======
Pro forma weighted average number of shares
  outstanding                                       1,386,383 (3)(a)                        92,500 (3)(b)   1,478,883
                                                   ==========                             ========        ===========

  PAGE F-14

                             PART II

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with filing this Registration Statement:

Securities and Exchange Commission filing fee.......   $   911.32
Printing and Engraving Expenses.....................     1,000.00

Accounting Fee and Expenses.........................     7,500.00
Legal Fees and Expenses.............................    25,000.00
 Miscellaneous......................................       500.00
Reimbursement of Legal Fees and Expenses to
  Shaar Fund, Ltd...................................     5,000.00
     Total..........................................   $39,911.32

Item 15.  Indemnification of Directors and Officers.

     The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify any person who is or was a director, officer, employee or agent of the Registrant to the fullest extent permitted by the New Jersey Business Corporation Act (the "NJBCA"), and to the fullest extent otherwise permitted by law. The NJBCA permits a New Jersey corporation to indemnify its directors, officers, employees and agents against liabilities and expenses they may incur in such capacities in connection with any proceeding in which they may be involved, unless a judgment or other final adjudication adverse to the director, officer, employee or agent in question establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty (as defined in the NJBCA) to the Registrant or its shareholders,
(b) were not in good faith or involved a knowing violation of law or (c) resulted in the receipt by the director, officer, employee or agent of an improper personal benefit.

     Pursuant to the Registrant's Certificate of Incorporation and the NJBCA, no director or officer of the Registrant shall be personally liable to the Registrant or to any of its shareholders for damages for breach of any duty owed to the Registrant or its shareholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of such director's or officer's duty of loyalty (as defined in the NJBCA) to the Registrant or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.

     In addition, the Registrant's Bylaws include provisions to indemnify its officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or
<PAGE II-1> having served as officers, directors, or in other capacities, if such person acted in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in the Bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct.

Item 16.  Exhibits and Financial Statement Schedules.

                          EXHIBIT INDEX
Exhibit
Number    Title

3.1.10 Amendment to the Certificate of Incorporation of DynamicWeb Enterprises, Inc. dated August 6, 1998, as filed with the State of New Jersey on August 7, 1998**

5.1       Form of Opinion of Stevens & Lee:  Legality**

10.1 Release and Severance Agreement dated February 12, 1993 between Seahawk Capital Corporation and Robert S. Friedenberg (incorporated by reference to Exhibit 10.2 to DynamicWeb's Annual Report on Form 10-K for the year ended December 31, 1992).

10.2 Agreement dated February 24, 1995 between DynamicWeb and Jonathan B. Lassers as to the purchase of common stock (incorporated by reference to Exhibit 10.1 to DynamicWeb's Current Report on Form 8-K dated as of May 8, 1995).

10.3      Amendment Agreement dated May 1, 1995 between
          DynamicWeb and Jonathan B. Lassers as to the purchase of common stock and common stock purchase warrants
          (incorporated by reference to Exhibit 10.2 to DynamicWeb's Current Report on Form 8-K dated as of
          May 8, 1995).

10.4 Agreement dated February 29, 1996 between DynamicWeb and Jonathan B. Lassers as to the exchange of common stock for his common stock purchase warrants (incorporated by reference to Exhibit 10.4 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996). <PAGE II-2>

10.5 Stock Exchange Agreement dated as of December 31, 1994 among DynamicWeb, John C. Fitton and Seahawk Overseas Exploration Corporation (incorporated by reference to Exhibit 10.4 to DynamicWeb's Current Report on Form 8-K dated as of May 8, 1995).

10.6 Stock Purchase Agreement dated March 5, 1996 among DynamicWeb, DynamicWeb Transaction Systems, Inc. ("DWTS") and the shareholders of DWTS (incorporated by reference to Exhibit 10.14 to DynamicWeb's Annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.7 Amendment to Stock Purchase Agreement dated May 14, 1996 between DynamicWeb and DWTS (incorporated by reference to Exhibit 10.14(A) to DynamicWeb's annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.8      Amendment to Stock Purchase Agreement dated June 13,
          1996 between DynamicWeb and DWTS (incorporated by reference to Exhibit 10.14(B) to DynamicWeb's Form 10-
          QSB for the period ended March 31, 1996).

10.9 Stock Purchase Agreement dated September 30, 1996 among DynamicWeb, Megascore, Inc. and the shareholders of Megascore, Inc. (incorporated by reference to Exhibit 1 to the DynamicWeb's Current Report on Form 8-K dated November 30, 1996).

10.10     Stock Purchase Agreement dated November 30, 1996 among
          DynamicWeb, Software Associates, Inc. and Kenneth R.
          Konikowski (incorporated by reference to Exhibit 2 to DynamicWeb's Current Report on Form -K dated
          November 30, 1996).

10.11 Amendment to Stock Purchase Agreement dated April 7, 1997 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.11 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996).

10.12     Lock-Up Agreement dated November 30, 1996 among
          DynamicWeb, Steve L. Vanechanos, Jr. and Kenneth R.
          Konikowski (incorporated by reference to Exhibit 10.12 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996).

10.13 Employment Agreement dated December 1, 1996 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.13 filed with DynamicWeb's Report on Form 10.KSB for the year ended September 30,
          1996).
  <PAGE II-3>
10.14 Employment Agreement dated May 1, 1998 between DynamicWeb and Douglas Eadie **

10.15     DynamicWeb Enterprises, Inc. 1997 Employee Stock Option
          Plan (incorporated by reference to Annex B to DynamicWeb's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange
          Act of 1934).

10.16 DynamicWeb Enterprises, Inc. 1997 Stock Option Plan for Outside Directors (incorporated by reference to Annex C to DynamicWeb's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.17 Lease Agreement dated November 1, 1996 between Beauty and Barber Institute, Inc. and DynamicWeb Transaction
          Systems, Inc. (incorporated by reference to Exhibit 10.16 filed DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996).

10.18 Lease Agreement dated November 1, 1994 between Software Associates, Inc. and The Mask Group (incorporated by reference to Exhibit 10.17 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30,
          1996).

10.19     Amendment No. 1 to Lease Agreement between Software
          Associates, Inc. and The Mask Group (incorporated be reference to Exhibit 3 to DynamicWeb's Form 8-K dated
          September 9, 1997).

10.20     Employment Agreement dated August 26, 1997 between
          DynamicWeb and James D. Conners (incorporated by reference to Exhibit 1 to DynamicWeb's Form 8-K dated
          September 9, 1997).

10.21     Form of financial Consulting Agreement between
          DynamicWeb and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.20 to DynamicWeb's SB-2 filed
          September 15, 1997).

10.22     Form of Mergers and Acquisition Agreement between
          DynamicWeb and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.21 to DynamicWeb's SB-2 filed
          September 15, 1997).

10.23 Letter of amendment dated November 20, 1997 amending Stock Purchase Agreement dated April 7, 1997 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.22 to DynamicWeb's SB-2 filed September 15, 1997).
  <PAGE II-4>
10.24 Letter of Amendment dated December 15, 1997 amending Stock Purchase Agreement dated April 7, 1997 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.23 to DynamicWeb's SB-2 filed September 15, 1997).

10.25 Form of Warrant and Warrant Agreement with certain shareholders of DynamicWeb (incorporated by reference to Exhibit 10.24 to DynamicWeb's SB-2 filed
          September 15, 1997).

10.26 Securities Purchase Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.**

10.27 Registration Rights Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.**

10.28     Service Agreement and Option Grant with Perry & Co.
          dated April 2, 1998.**

10.29     Letter Agreement dated December 3, 1998 between
          DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.**

16.1      Letter on change in certifying account (R. Andrew
          Gately & Co.) (incorporated by reference to
          Exhibit 16.1 to DynamicWeb's Current Report on Form 8-K dated February 19, 1997.

16.2 Letter on change in certifying accountant (Allen G. Roth, P.A.) (incorporated by reference to Exhibit 16.2 to DynamicWeb's Current Report on Form 8-K dated February 19, 1997, as amended by amendment dated
          March 12, 1997).

23.1      Consent of Stevens & Lee (included in Exhibit 5.1)

23.2      Consent of Richard A. Eisner & Company, LLP*

*    Filed herewith
**      Previously filed

Item 17.  Undertakings

     (a)  The undersigned DynamicWeb hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)  To include any prospectus required by
          section 10(a)(3) of the Securities Act of 1933;
  <PAGE II-5>
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors, officers and controlling persons of DynamicWeb pursuant to the foregoing provisions, or otherwise, DynamicWeb has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by DynamicWeb of expenses incurred or paid by a director, officer or controlling person of DynamicWeb in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, DynamicWeb will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
  PAGE II-6

                           SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, DynamicWeb Enterprises, Inc. has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned in the City of Fairfield, State of New Jersey on January 25, 1999.

                              DYNAMICWEB ENTERPRISES, INC.

                              By:/s/ Steven L. Vanechanos, Jr.
                                   Steven L. Vanechanos, Jr.
                                   Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement was signed below by the following persons and in the capacities and on the dates stated.

/s/STEVEN L. VANECHANOS, JR.    Chief Executive     Jan. 25, 1999
    Steven L. Vanechanos, Jr.   Officer and Director

/s/ STEVE VANECHANOS, SR.       Treasurer, Chief    Jan. 25, 1999
    Steve Vanechanos, Sr.       Financial Officer,
                                and Chief Accounting
                                Officer, Director

/s/ F. PATRICK AHEARN*          Director            Jan. 25, 1999
    F. Patrick Ahearn

/s/ DENIS CLARK*                Director            Jan. 25, 1999
  Denis Clark

/s/ FRANK T. DiPALMA*           Director            Jan. 25, 1999
    Frank T. DiPalma

/s/ ROBERT DROSTE*              Director            Jan. 25, 1999
    Robert Droste

/s/ KENNETH R. KONIKOWSKI       Director            Jan. 25, 1999
    Kenneth R. Konikowski

*  By Steven L. Vanechanos, Jr., attorney-in-fact
  PAGE II-7

                          EXHIBIT INDEX

Exhibit
Number                         Title

3.1.10 Amendment to the Certificate of Incorporation of DynamicWeb Enterprises, Inc. dated August 6, 1998, as filed with the State of New Jersey on August 7, 1998**

5.1       Form of Opinion of Stevens & Lee:  Legality**

10.1 Release and Severance Agreement dated February 12, 1993 between Seahawk Capital Corporation and Robert S. Friedenberg (incorporated by reference to Exhibit 10.2 to DynamicWeb's Annual Report on Form 10-K for the year ended December 31, 1992).

10.2 Agreement dated February 24, 1995 between DynamicWeb and Jonathan B. Lassers as to the purchase of common stock (incorporated by reference to Exhibit 10.1 to DynamicWeb's Current Report on Form 8-K dated as of May 8, 1995).

10.3      Amendment Agreement dated May 1, 1995 between
          DynamicWeb and Jonathan B. Lassers as to the purchase of common stock and common stock purchase warrants
          (incorporated by reference to Exhibit 10.2 to DynamicWeb's Current Report on Form 8-K dated as of
          May 8, 1995).

10.4 Agreement dated February 29, 1996 between DynamicWeb and Jonathan B. Lassers as to the exchange of common stock for his common stock purchase warrants (incorporated by reference to Exhibit 10.4 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996).

10.5 Stock Exchange Agreement dated as of December 31, 1994 among DynamicWeb, John C. Fitton and Seahawk Overseas Exploration Corporation (incorporated by reference to Exhibit 10.4 to DynamicWeb's Current Report on Form 8-K dated as of May 8, 1995).

10.6 Stock Purchase Agreement dated March 5, 1996 among DynamicWeb, DynamicWeb Transaction Systems, Inc. ("DWTS") and the shareholders of DWTS (incorporated by reference to Exhibit 10.14 to DynamicWeb's Annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.7 Amendment to Stock Purchase Agreement dated May 14, 1996 between DynamicWeb and DWTS (incorporated by reference to Exhibit 10.14(A) to DynamicWeb's annual
          <PAGE II-8> Report on Form 10-KSB for the year ended
          December 31, 1995).

10.8      Amendment to Stock Purchase Agreement dated June 13,
          1996 between DynamicWeb and DWTS (incorporated by reference to Exhibit 10.14(B) to DynamicWeb's Form 10-
          QSB for the period ended March 31, 1996).

10.9      Stock Purchase Agreement dated September 30, 1996 among
          DynamicWeb, Megascore, Inc. and the shareholders of Megascore, Inc. (incorporated by reference to Exhibit 1 to DynamicWeb's Current Report on Form 8-K dated
          November 30, 1996).

10.10     Stock Purchase Agreement dated November 30, 1996 among
          DynamicWeb, Software Associates, Inc. and Kenneth R.
          Konikowski (incorporated by reference to Exhibit 2 to DynamicWeb's Current Report on Form -K dated
          November 30, 1996).

10.11 Amendment to Stock Purchase Agreement dated April 7, 1997 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.11 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996).

10.12     Lock-Up Agreement dated November 30, 1996 among
          DynamicWeb, Steve L. Vanechanos, Jr. and Kenneth R.
          Konikowski (incorporated by reference to Exhibit 10.12 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30, 1996).

10.13 Employment Agreement dated December 1, 1996 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.13 filed with DynamicWeb's Report on Form 10.KSB for the year ended September 30,
          1996).

10.14     Employment Agreement dated May 1, 1998 between
          DynamicWeb and Douglas Eadie **

10.15     DynamicWeb Enterprises, Inc. 1997 Employee Stock Option
          Plan (incorporated by reference to Annex B to DynamicWeb's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange
          Act of 1934).

10.16 DynamicWeb Enterprises, Inc. 1997 Stock Option Plan for Outside Directors (incorporated by reference to Annex C to DynamicWeb's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange act of 1934).
  <PAGE II-9>
10.17 Lease Agreement dated November 1, 1996 between Beauty and Barber Institute, Inc. and DynamicWeb Transaction Systems, Inc. (incorporated by reference to Exhibit 10.16 filed with DynamicWeb's Report on
          Form 10-KSB for the year ended September 30, 1996).

10.18 Lease Agreement dated November 1, 1994 between Software Associates, Inc. and The Mask Group (incorporated by reference to Exhibit 10.17 filed with DynamicWeb's Report on Form 10-KSB for the year ended September 30,
          1996).

10.19     Amendment No. 1 to Lease Agreement between Software
          Associates, Inc. and The Mask Group (incorporated be reference to Exhibit 3 to DynamicWeb's Form 8-K dated
          September 9, 1997).

10.20     Employment Agreement dated August 26, 1997 between
          DynamicWeb and James D. Conners (incorporated by reference to Exhibit 1 to DynamicWeb's Form 8-K dated
          September 9, 1997).

10.21     Form of financial Consulting Agreement between
          DynamicWeb and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.20 to DynamicWeb's SB-2 filed
          September 15, 1997).

10.22     Form of Mergers and Acquisition Agreement between
          DynamicWeb and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.21 to DynamicWeb's SB-2 filed
          September 15, 1997).

10.23 Letter of amendment dated November 20, 1997 amending Stock Purchase Agreement dated April 7, 1997 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.22 to DynamicWeb's SB-2 filed September 15, 1997).

10.24 Letter of Amendment dated December 15, 1997 amending Stock Purchase Agreement dated April 7, 1997 between DynamicWeb and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.23 to DynamicWeb's SB-2 filed September 15, 1997).

10.25 Form of Warrant and Warrant Agreement with certain shareholders of DynamicWeb (incorporated by reference to Exhibit 10.24 to DynamicWeb's SB-2 filed
          September 15, 1997).

10.26 Securities Purchase Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.**
  <PAGE II-10>
10.27 Registration Rights Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.**

10.28     Service Agreement and Option Grant with Perry & Co.
          dated April 2, 1998.**

10.29     Letter Agreement dated December 3, 1998 between
          DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.**

16.1      Letter on change in certifying account (R. Andrew
          Gately & Co.) (incorporated by reference to
          Exhibit 16.1 to DynamicWeb's Current Report on Form 8-K dated February 19, 1997.

16.2 Letter on change in certifying accountant (Allen G. Roth, P.A.) (incorporated by reference to Exhibit 16.2 to DynamicWeb's Current Report on Form 8-K dated February 19, 1997, as amended by amendment dated march 12, 1997).

23.1      Consent of Stevens & Lee (included in Exhibit 5.1)

23.2      Consent of Richard A. Eisner & Company, LLP*

*    Filed herewith
**      Previously filed
  <PAGE II-11>